UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 10, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Pacira BioSciences, Inc.

File No. 333-170245 - CF#26097

Pacira BioSciences, Inc. (formerly Pacira Pharmaceuticals, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 1, 2010, as amended.

Based on representations by Pacira BioSciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.4   through April 15, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Vanessa A. Countryman
        Secretary